Exhibit 99.1

-MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited Condensed Consolidated Interim Financial Statements of Caledonia Mining Corporation Plc (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited Condensed Consolidated Interim Financial Statements are presented fairly, in all material aspects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2017 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Interim Financial Statements have not been reviewed by the Group’s auditor.

The unaudited Condensed Consolidated Interim Financial Statements for the period ended September 30, 2017 were approved by the Board of Directors and signed on its behalf on November 13, 2017.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(In thousands of United States dollar, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
	Note	2017	2016	2017	2016
Revenue		18,230	17,637	50,163	46,741
Less: Royalty		(913)	(883)	(2,512)	(2,340)
Production costs	6	(9,080)	(9,090)	(26,992)	(25,213)
Depreciation		(1,008)	(884)	(2,749)	(2,584)
Gross profit		7,229	6,780	17,910	16,604
Other income		663	12	1,864	86
Administrative expenses	7	(1,607)	(1,997)	(4,541)	(5,233)
Net foreign exchange (loss)/gain		(3)	(132)	16	(332)
Cash-settled share based payments	8	(73)	(497)	(607)	(747)
Equity-settled share based payments	9	-	-	(835)	-
Sale of Blanket Mine treasury bills		-	-	-	3,203
Margin call on hedge		-	-	-	(435)
Operating profit		6,209	4,166	13,807	13,146
Finance income		8	1	17	2
Finance cost		(15)	(54)	(41)	(144)
Net finance costs		(7)	(53)	(24)	(142)
Profit before tax		6,202	4,113	13,783	13,004
Tax expense		(2,326)	(2,290)	(5,876)	(5,797)
Profit for the period		3,876	1,823	7,907	7,207
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		(110)	73	23	46
Total comprehensive income for the period		3,766	1,896	7,930	7,253
Profit attributable to:
Shareholders of the Company		3,120	1,118	6,152	5,268
Non-controlling interests		756	705	1,755	1,939
Profit for the period		3,876	1,823	7,907	7,207
Total comprehensive income attributable to:
Shareholders of the Company		3,010	1,191	6,175	5,314
Non-controlling interests		756	705	1,755	1,939
Total comprehensive income for the period		3,766	1,896	7,930	7,253
Earnings per share
Basic earnings per share ($)		0.29	0.10	0.57	0.49
Diluted earnings per share ($)		0.29	0.10	0.57	0.48

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(In thousands of United States dollar, unless indicated otherwise)

Unaudited
As at		September 30,	December 31,
	Note	2017	2016
Assets
Property, plant and equipment	10	76,967	64,873
Deferred tax asset		60	44
Total non-current assets		77,027	64,917

Inventories		8,098	7,222
Prepayments		2,001	810
Trade and other receivables	12	5,813	3,425
Cash and cash equivalents		11,830	14,335
Total current assets		27,742	25,792
Total assets		104,769	90,709

Equity and liabilities
Share capital		54,940	55,002
Reserves		143,102	142,374
Retained loss		(137,790)	(141,767)
Equity attributable to shareholders		60,252	55,609
Non-controlling interests		5,352	3,708
Total equity		65,604	59,317

Liabilities
Provisions		3,481	3,456
Deferred tax liability		18,213	15,909
Cash-settled share based payments	8	1,224	618
Long term portion of term loan		333	1,577
Total non-current liabilities		23,251	21,560

Short term portion of term loan		1,666	1,410
Trade and other payables		13,135	8,077
Income taxes payable		1,113	345
Total current liabilities		15,914	9,832
Total liabilities		39,165	31,392
Total equity and liabilities		104,769	90,709

The accompanying notes on pages 6 to 20 are an integral part of these Condensed Consolidated Interim Financial Statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth” - Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(In thousands of United States dollar, unless indicated otherwise)

Unaudited	Note	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity-settled share based payments	Retained loss	Total	Non-controlling interests (NCI)	Total Equity
Balance at December 31, 2015		54,569	(6,520)	132,591	15,871	(14,7654)	48,857	1,504	50,361
Transactions with owners:
Shares issued – option exercised		153	-	-	-	-	153	-	153
Dividend paid		-	-	-	-	(1,920)	(1,920)	(202)	(2,122)
Total comprehensive income:
Profit for the period		-	-	-	-	5,268	5,268	1,939	7,207
Other comprehensive income		-	46	-	-	-	46	-	46
Balance at September 30, 2016		54,722	(6,474)	132,591	15,871	(144,306)	52,404	3,241	55,645
Balance at December 31, 2016		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Share repurchase cost		(146)	-	-	-	-	(146)	-	(146)
Shares issued – option exercised		84	-	-	-	-	84	-	84
Dividend paid		-	-	-	-	(2,175)	(2,175)	(241)	(2,416)
Equity-settled share based payments	9	-	-	-	705	-	705	130	835
Total comprehensive income:
Profit for the period		-	-	-	-	6,152	6,152	1,755	7,907
Other comprehensive income		-	23	-	-	-	23	-	23
Balance at September 30, 2017		54,940	(6,235)	132,591	16,746	(137,790)	60,252	5,352	65,604

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(In thousands of United States dollar, unless indicated otherwise)

Unaudited		For the 3 months ended September 30		For the 9 months ended September 30
Cash flows from operating activities	Note	2017	2016	2017	2016

Cash generated by operating activities	11	11,652	8,057	19,526	17,892
Net finance cost paid		(116)	(52)	(121)	(142)
Net tax paid		(1,418)	(898)	(2,807)	(1,679)
Cash from operating activities		10,118	7,107	16,598	16,071

Cash flows from investing activities
Acquisition of Property, plant and equipment		(8,056)	(4,440)	(15,575)	(12,670)
Proceeds from Property, plant and equipment		-	19	-	78
Net cash used in investing activities		(8,056)	(4,421)	(15,575)	(12,592)

Cash flows from financing activities
Dividend paid		(964)	(925)	(2,416)	(2,122)
Shares issued		84	48	84	153
Term loan repayments		(375)	-	(1,125)	-
Share repurchase cost		-	-	(146)	-
Net cash used in financing activities		(1,255)	(877)	(3,603)	(1,969)
Net increase/(decrease) in cash and cash equivalents		807	1,809	(2,580)	1,510
Effects of exchange rate fluctuations on cash held		145	-	75	-
Cash and cash equivalents at beginning of period		10,878	10,581	14,335	10,880
Net cash and cash equivalents at end of period		11,830	12,390	11,830	12,390

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These Condensed Consolidated Interim Financial Statements of the Group as at and for the 3 and 9 months ended September 30, 2017 comprise of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2       Basis for preparation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

(b) Basis of measurement

The unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost basis except for cash-settled share based payment liabilities measured at fair value.

(c) Functional and presentation currency

These Condensed Consolidated Interim Financial Statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand, unless indicated otherwise.

3       Use of estimates and judgements

In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. In preparing these Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2016 and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016, unless indicated otherwise in the accounting policies below.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

4       Significant accounting policies

(a) Cash-settled share based payments

The fair value of the amount payable to employees in respect of share based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense or credit in profit or loss. The method of calculating the fair value of the cash-settled share based payments changed during quarter 1 of 2017 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share based payment transactions are disclosed in note 8.

(b) Equity-settled share based payments

The grant date fair value of equity-settled share based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of equity-settled share based payments are modified before they vest, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share based payment transactions and modification are disclosed in note 9.

(c) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Mine Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by

Blanket Mine. Subsequent to the Indigenisation Transaction the facilitation loans relating to the Group were transferred as a dividend in specie to wholly-owned subsidiaries in the Group.

Advance dividends

In anticipation of completion of the subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against its right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	A $2 million payment on or before September 30, 2012;
•	A $1 million payment on or before February 28, 2013; and
•	A $1 million payment on or before April 30, 2013.

The loans are repayable by way of set off of future dividends on the Blanket Mine shares owend by the Community Trust. Advances made to NIEEF as an advanced dividend were settled in 2014.

The advance dividend payments were recognised as distributions to shareholders and classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Mine Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share based payment expense relating to the beneficial interest modification are detailed in note 9.

Dividend and interest moratorium

Blanket Mine suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment programme. As a result the repayments of facilitation loans by the Indigenous Shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. The amendment was not considered beneficial to the Indigenous shareholders.

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at Sept 30, 2017 #	Dec 31, 2016
NIEEF	16%	3.2%	12.8%	11,930	11,990
Fremiro	15%	3.0%	12.0%	11,588	11,682
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,725	7,788
	51%	16.2%	24.8%	31,243	31,460

* The shares held by BETS are effectively treated as treasury shares.

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable and were restated to the amount as at December 31, 2016 due to the Interest modification.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Mine Indigenisation Transaction (continued)

The balance on the facilitation loans reconcile as follows:

	2017	2016
Balance at January 1,	31,460	31,336
Interest accrued	556	-
Dividends used to repay loans	(773)	-
Balance at September 30,	31,243	31,336

Advance dividend loan balances

The movements in the advance dividend loan to the Community Trust reconcile as follows:

	2017	2016

Balance at January 1,	3,000	3,237
Interest accrued	52	-
Dividends used to repay advance dividends	(213)	-
Balance at September 30,	2,839	3,237

6       Production costs

	2017	2016
Salaries, wages and bonuses	10,566	9,914
Consumable materials	13,753	12,429
Site restoration	24	-
Exploration	307	449
Safety	382	357
On mine administration	1,960	2,064
	26,992	25,213

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

7       Administrative expenses

	2017	2016
Investor relations	414	478
Eersteling gold mine holding costs	124	81
Audit fee	170	148
Advisory services fee	688	1,596
Listing fees	289	237
Travel	303	393
Directors fee – Company	191	173
Directors fee – Blanket	27	35
Employee costs	2,018	1,788
Other office administration cost	317	294
	4,541	5,223

8       Cash-settled share based payments

Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair value of the Company’s shares, as specified by the plan, on date of settlement. The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested. The fair value of the RSUs, at the reporting date, were based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, were calculated on the Black Scholes option valuation model at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 91% probability that the performance conditions will be met and therefore a 91% performance multiplier was used in calculating the estimated liability. The expense relating to these cash-settled share based payment awards amounted to $552 for the period ending September 30, 2017 and the liability amounted to $1,169 as at September 30, 2017.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

8       Cash-settled share based payments (continued)

The following assumptions were used in estimating the fair value of these cash-settled share based payment liability on September 30:

	*2017		*2016
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$5.85	$5.57	$8.95	$8.65
Share price (USD)	$5.85	$5.85	$8.95	$8.95
Performance multiplier percentage	-	91%	-	100%
Dividend yield	-	4.7%	-	3.07%
Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,967	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	-	-
RSU dividend reinvestments	6,176	-	2,840	-
Total awards at September 30	87,348	324,694	79,569	306,920

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share awards to certain employees based in South Africa. These cash-settled share awards will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £4.30 at the reporting date. The liability and the expense relating to these cash-settled share based payment awards amounted to $55 as at and for the period ending September 30, 2017.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

9       Equity-settled share based payments

Share options

The continuity of the options granted, exercised, forfeited and expired under the 2015 Omnibus Equity Incentive Compensation Plan and predecessor plan were as follows:

	Number of Options *	Weighted Avg. Exercise Price
		Canadian $ *
Options outstanding and exercisable at December 31, 2015	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Exercised	(24,200)	6.45
Options outstanding at September 30, 2017	73,080	5.95

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

Inputs for measurement of grant date fair values

	2017	2016

Options granted	5,000	18,000
Grant date	May 30, 2017	October 13, 2016
Risk-free interest rate	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	118%	119%
Expected option life in years	5	5
Exercise price	CAD 8.10	CAD 11.50
Share price at grant date	CAD 8.10	CAD 11.50
Fair value at grant date	USD 5.81	USD 9.45

The share based payment expense relating to the grant amounted to $29 (2016: $170)

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

9       Equity-settled share based payments (continued)

Facilitation and advanced dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the Indigenisation Shareholders and resulted in an equity-settled share based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the Indigenisation Shareholders’ equity before and after the modification date. The fair value of the Indigenisation Shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	USD swap curve
Group market capitalisation at grant date ($’000)	USD 68,436

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions	-	17,545	739	572	73	230	19,159
Disposals and scrappings	-	-	-	-	(502)	(55)	(557)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions	-	12,164	75	2,537	37	72	14,885
Disposals and scrappings	-	-	-	(12)	-	(2)	(14)
Reallocations between asset classes	476	(476)	-	-	-	-	-
Foreign exchange movement	-	-	-	(52)	-	-	(52)
Balance at September 30, 2017	8,843	56,766	7,042	27,009	913	2,325	102,898

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Disposals and scrappings	-	-	-	-	(502)	(8)	(510)
Depreciation for the year	629	699	-	1,705	106	352	3,491
Impairment	-	-	-	-	20	-	20
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation	508	442	-	1,569	85	145	2,749
Foreign exchange movement	-	(1)	-	(23)	-	-	(24)
Balance at September 30, 2017	3,458	4,982	-	14,775	727	1,989	25,931
Carrying amounts
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
At September 30, 2017	5,385	51,784	7,042	12,234	186	336	76,967

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

11       Cash generated by operating activities

Non-cash items and information presented separately on the cash flow statement:

	2017	2016

Operating profit	13,807	13,146
Adjustments for:
Unrealised foreign exchange gain	(100)	(297)
Cash-settled share based payment expense	607	747
Equity-settled share based payment expense	835	-
Profit on sale of property, plant and equipment	-	(78)
Disposals and scrappings	14	-
Discounts received	-	(8)
Depreciation	2,749	2,584
Cash generated by operations before working capital changes	17,912	16,094
Inventories	(881)	(610)
Prepayments	(1,232)	(209)
Trade and other receivables	(2,465)	(296)
Trade and other payables	6,192	2,913
Cash generated by operating activities	19,526	17,892

12       Trade and other receivables

	September 30,	December 31,
	2017	2016

Bullion sales receivable	2,826	1,059
VAT receivables	2,191	1,901
Other receivables	796	465
	5,813	3,425

The cash relating to the bullion sales receivable was received shortly after the period end.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different decision making strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Geographical areas describing the operations of the Group's reportable segments are categorised as Corporate, Zimbabwe and South Africa. The Corporate segment comprises the Company and Greenstone Management Services Holdings Limited (United Kingdom). The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries. The South Africa geographical segment comprises a gold mine on care and maintenance, as well as sales made and technical services rendered by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at September 30, 2017	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	50,163	8,107	(8,107)	50,163
Royalty	-	(2,512)	-	-	(2,512)
Production costs	-	(27,638)	(8,008)	8,654	(26,992)
Management fee	-	(2,970)	2,970	-	-
Depreciation	-	(2,834)	(42)	127	(2,749)
Other income	27	1,835	2	-	1,864
Administrative expenses	(2,616)	(84)	(1,841)	-	(4,541)
Foreign exchange gain/(loss)	74	(82)	24	-	16
Cash-settled share based payments	(185)	(281)	(141)	-	(607)
Equity-settled share based payments	(29)	(806)	-	-	(835)
Net finance costs	-	(34)	10	-	(24)
Profit before tax	(2,729)	14,757	1,081	674	13,783
Tax expense	-	(5,186)	(1,045)	355	(5,876)
Profit for the period	(2,729)	9,571	36	1,029	7,907

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Geographic segment assets as at September 30, 2017

Current assets (excluding intercompany)	5,769	19,159	*2,856	(42)	27,742
Non-current assets (excluding intercompany)	40	76,267	*1,711	(991)	77,027
Intercompany assets	50,518	-	5,393	(55,911)	-
Expenditure on property, plant and equipment		13,291	1,379	215	14,885

Geographic segment liabilities as at September 30, 2017

Current liabilities (excluding intercompany)	(342)	(14,309)	(1,263)	-	(15,914)
Non-current liabilities (excluding intercompany)	(354)	(22,242)	(824)	169	(23,251)
Intercompany liabilities	(22,572)	(229)	(33,110)	55,911	-

* Included in the South African segment?s Current and Non-current assets, are items designated to the Blanket Mine not yet delivered at reporting date.

Geographic segment profit for the 9 months ended September 30, 2016

	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Revenue	-	46,741	8,128	(8,128)	46,741
Royalty	-	(2,340)	-	-	(2,340)
Production costs	-	(24,903)	(7,326)	7,016	(25,213)
Management fee	-	(2,970)	2,970	-	-
Administrative expenses	(2,942)	(19)	(2,124)	(148)	(5,233)
Depreciation	-	(2,744)	(34)	194	(2,584)
Other income	-	78	8	-	86
Foreign exchange gain/(loss)	134	(67)	(399)	-	(332)
Margin call on hedge	(435)	-	-	-	(435)
Sale of Blanket Mine treasury bills	-	3,203	-	-	3,203
Cash-settled share based payments	(747)	-	-	-	(747)
Finance (cost)	-	(144)	2	-	(142)
Profit before tax	(3,990)	16,835	1,225	(1,066)	13,004
Tax expense	-	(4,981)	(816)	-	(5,797)
Profit for the period	(3,990)	11,854	409	(1,066)	7,207

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the 3 and 9 months ended September 30, 2017 and September 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total

Geographic segment assets as at September 30, 2016:

Current (excluding intercompany)	4,440	20,189	1,870	(686)	25,813
Non-current (excluding intercompany)	40	61,553	379	(2,578)	59,394
Expenditure on property, plant and equipment	-	13,684	13	(1,027)	12,670
Intercompany balances	42,889	-	6,756	(49,645)	-

Geographic segment assets as at September 30, 2016:

Current (excluding intercompany)	(440)	(9,635)	(1,052)	-	(11,127)
Non-current (excluding intercompany)	(747)	(17,173)	(515)	-	(18,435)
Intercompany balances	(12,281)	(4,413)	(32,951)	49,645	-

Major customer

Revenues from Fidelity Printers and Refiners Limited in Zimbabwe amounted to $50,163 (2016: $46,741) for the 9 month period ended September 30, 2017.

Additional Information

DIRECTORS & OFFICERS as at November 13, 2017

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer	General Counsel, Company Secretary and Head of Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

Additional Information

CORPORATE DIRECTORY as at November 13, 2017

CORPORATE OFFICES	SOLICITORS
Jersey - Head and Registered Office	Walkers (Jersey)
Caledonia Mining Corporation Plc	Jersey, Channel Islands
3rd Floor	PO Box 72, Walkers House
Weighbridge House	28-34 Hill street, St Helier, Jersey, Channel Islands
St Helier
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
CAPITALISATION (November 13, 2017)	Parktown 2193
Authorised:*10,585,153	South Africa
Shares and Options Issued: (November 13, 2017)	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Shares:*10,585,153
Options:*46,000	REGISTRAR & TRANSFER AGENT
Computershare
SHARE TRADING SYMBOLS	100 University Ave, 8th Floor,
NYSE American - Symbol "CMCL"	Toronto, Ontario, M5J 2Y1
AIM - Symbol “CMCL”	Tel:+1 416 263 9483
Toronto Stock Exchange - Symbol “CAL”
BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP

* Following 27,080 option exercises post September 30, 2017.